UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       INTRABIOTICS PHARMACEUTICALS, INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    46116T100
                                 --------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. 46116T100                                                 Page 2 of 15

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Sweden

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               3,675,000
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               3,675,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               3,675,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                               [ ]

13       Percent of Class Represented By Amount in Row (11)

                                       12.31%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 46116T100                                                 Page 3 of 15


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR GROWTH CAPITAL LIMITED
                  (f/k/a Investor ( Guernsey) Ltd.)

2        Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Guernsey

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               2,572,500
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               2,572,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               2,572,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                               [X]

13       Percent of Class Represented By Amount in Row (11)

                                       8.67%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Statement on Schedule 13D relates to shares of common stock, $.001 par value per share (the "Shares"), of IntraBiotics Pharmaceuticals, Inc. (the "Issuer"). The securities reported herein were previously reported on a
Schedule 13G, which was filed on September 6, 2000.

Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 2021 Stierlin Court, Mountain View, California 94043.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i) Investor Growth Capital Limited (f/k/a Investor (Guernsey) Ltd.) ("Investor Growth"); and

          ii)  Investor AB ("Investor AB").

          This Statement relates to the Shares held for the accounts of Investor Growth and a limited partnership of which Investor AB serves as the ultimate general partner (the "Fund").

                              The Reporting Persons

          Investor Growth is a Guernsey company, with its principal place of business at National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands GYI, 4PW. Investor Growth is a wholly owned subsidiary of a Dutch company, which is a wholly owned subsidiary of a Swedish company, which is a wholly owned subsidiary of Investor AB. The principal business of Investor Growth is investments in securities. Current information concerning the identity and background of the directors and officers of Investment Growth is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Investor AB, is a publicly held Swedish company, with its principal place of business at Arsenalsgatan 8c, S-103 32 Stockholm, Sweden. Its principal business is as a diversified industrial holdings company. Current information concerning the identity and background of the directors and officers of Investor AB is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Shares reported herein were previously reported in a Schedule 13G.

          The securities held for the accounts of Investor Growth and the Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the Shares reported herein as having been acquired or disposed of from the accounts of Investor Growth and the Fund were acquired or disposed of for investment purposes. Except as set forth below and in Item 6, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

          Liza Page Nelson, an employee of an affiliate of Investor Growth serves as a director of the Issuer. As a director of the Issuer, Ms. Nelson may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

               (a) (i) Investor Growth may be deemed the beneficial owner of 2,572,500 Shares (approximately 8.67% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for its account). This number consists of A) 2,187,500 Shares held for its account and
B) 385,000 Shares issuable upon the exercise of 385,000 warrants for Series H Preferred Stock and the conversion of such preferred shares held for its account.

                    (ii) Investor AB may be deemed the beneficial owner of 3,675,000 Shares (approximately 12.31% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of Investor Growth and the Fund.) This number consists of A) 2,187,500 Shares held for the account of Investor Growth; B) 385,000 Shares issuable upon the exercise of 385,000 warrants for Series H Preferred Stock and the conversion of such preferred shares held for the account of Investor Growth; C) 937,500 Shares held for the account of the Fund; and D) 165,000 Shares issuable upon the exercise of 165,000 warrants for Series H Preferred Stock and the conversion of such preferred shares held for the account of the Fund.

               (b) (i) Investor Growth may be deemed to have shared power to direct the voting and disposition of the 2,572,500 Shares held for its account (assuming the exercise of all the warrants for Series H Preferred Stock and the conversion of all such preferred shares held for its account.

                    (ii) Investor AB may be deemed to have shared power to direct the voting and disposition of 3,675,000 Shares held for the accounts of Investor Growth and the Fund. This number consists of A) 2,572,500 Shares held for the account of Investor Growth (assuming the exercise of all the warrants for Series H Preferred Stock and the conversion of all such preferred shares held for the account of Investor Growth) and B) 1,102,500 Shares held for the account of the Fund (assuming the exercise of all the warrants for Series H Preferred Stock and the conversion of such preferred shares held for the account of the Fund).

               (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since April 1, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders of Investor Growth, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of Investor Growth in accordance with their ownership interests in Investor Growth.

                    (ii)The partners of the Fund, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of the Fund in accordance with their ownership interests in the Fund.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As noted in Item 4 above, Ms. Nelson, an employee of an affiliate of Investor Growth serves as a director of the Issuer.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES



          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     June 1, 2001           INVESTOR GROWTH CAPITAL LIMITED
                                 (f/k/a Investor (Guernsey) Ltd.)


                                 By:   /S/ MICHAEL OPORTO
                                       -----------------------------------------
                                       Michael Oporto
                                       Attorney-in-Fact


                                 By:   /S/ BORJE EKHOLM
                                       -----------------------------------------
                                       Borje Ekholm
                                       Attorney-in-Fact




Date:     June 1, 2001           INVESTOR AB


                                 By:   /S/ MICHAEL OPORTO
                                       -----------------------------------------
                                       Michael Oporto
                                       Attorney-in-Fact


                                 By:   /S/ BORJE EKHOLM
                                       -----------------------------------------
                                       Borje Ekholm
                                       Attorney-in-Fact

                                                                                                            Page 8 of 15

                                                         ANNEX A

                                Directors and Officers of Investor Growth Capital Limited
                                            (f/k/a Investor (Guernsey) Ltd.)


Name/Title/Citizenship                            Principal Occupation                     Business Address
----------------------                            --------------------                     ----------------


    David C. Jeffreys                             Managing Director of                     National Westminster House
    A-Director                                    Abacus Financial Services (Guernsey)     Le Truchot, St. Peter Port
     (British)                                    Limited                                  Guernsey, GY1 4 PW

    Neil J. Crocker                               Managing Director of                     National Westminster House
    A-Director                                    Abacus Financial Services (Guernsey)     Le Truchot, St. Peter Port
    (British)                                     Limited                                  Guernsey, GY1 4 PW

    Wayne Tallowin                                Managing Director of                     National Westminster House
    A-Director                                    Abacus Financial Services (Guernsey)     Le Truchot, St. Peter Port
    (British)                                     Limited                                  Guernsey, GY1 4 PW

    Marc Hollander                                Managing Director of                     World Trade Center
    B-Director                                    Investor Growth Capital Holding B.V.     Tower D, 11th Floor
    (Dutch)                                                                                Strawinskylaan 1159
                                                                                           107XX Amsterdam
                                                                                           The Netherlands

    Catarina Fritz                                Managing Director of                     Arsenalsgatan 8c
    B-Director                                    Investor AB                              S-103 32 Stockholm
    (Swedish)                                                                              Sweden


     To the best of the Reporting Persons' knowledge:

          (a) None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                                                                            Page 9 of 15

                                                 ANNEX B

                                  Directors and Officers of Investor AB


Name/Title/Citizenship         Principal Occupation                                  Business Address
----------------------         --------------------                                  ----------------
Percy Barnevik                 Chairman                                              Investor AB
Director                       Chairman of ABB Ltd., AstraZeneca PLC                 Arsenalsgatan 8c
(Swedish)                      and Sandvik; Director of General Motors, (USA)        S-103 32
                                                                                     Stockholm, Sweden

Claes Dahlback                 Executive Vice Chairman                               Investor AB
Director                       Chairman of EQT, Gambro AB, IBX, imGO,                Arsenalsgatan 8c
(Swedish)                      Stora Enso Oyj and Vin & Spirit AB;                   S-103 32
                               Vice Chairman of SEB;                                 Stockholm, Sweden
                               Director of Findus

Jacob Wallenberg               Executive Vice Chairman                               Investor AB
Director                       Chairman of SEB; Vice Chairman of Atlas Copco AB,     Arsenalsgatan 8c
(Swedish)                      Electrolux AB and the Knut and Alice Wallenberg       S-103 32
                               Foundation; Director of ABB Ltd., WM-data, the        Stockholm, Sweden
                               Swedish Federation of Industries, the Nobel
                               Foundation and EQT Scandinavia B.V.

Marcus Wallenberg              President and Chief Executive Officer                 Investor AB
Director                       Vice Chairman of Telefonaktiebolaget LM Ericsson      Arsenalsgatan 8c
(Swedish)                      and Saab AB;                                          S-103 32
                               Director of AstraZeneca PLC,                          Stockholm, Sweden
                               the Knut and Alice Wallenberg Foundation, SAS
                               Assembly of Representatives, Stora Enso Oyj and
                               Scania AB

Hakan Mogren                   Deputy Chairman of AstraZeneca PLC and Gambro AB;     Investor AB
Director                       Forthcoming Chairman of Reckitt Benckiser PLC and     Arsenalsgatan 8c
(Swedish)                      Chairman of the Industrial Institute for Industrial   S-103 32
                               and Social Research (IUI), the Swedish-American       Stockholm, Sweden
                               Foundation and the Swedish-Japanese Foundation;
                               Director of the Carl Trygger Foundation for
                               Scientific Research, Marianne and Marcus
                               Wallenberg's Foundation and the Royal Academy of
                               Engineering Sciences (IVA)

                                                                                                           Page 10 of 15

Name/Title/Citizenship         Principal Occupation                                  Business Address
----------------------         --------------------                                  ----------------

Mauritz Sahlin                 Chairman of Air Liquide AB, FlexLink Systems AB,      Investor AB
Director                       Imego, Universum AB and the Western Sweden Chamber    Arsenalsgatan 8c
(Swedish)                      of Commerce;                                          S-103 32
                               Director of Chalmers AB, Billes AB, Netmage AB,       Stockholm, Sweden
                               Paybox Nordic AG, Sandvik AB and the Federation of
                               Swedish Industries

Anders Scharp                  Chairman of AB Nederman, Atlas Copco, Saab AB, SKF    Investor AB
Director                       and the Swedish Employer's Confederation; Director    Arsenalsgatan 8c
(Swedish)                      of Federation of Swedish Industries                   S-103 32
                                                                                     Stockholm, Sweden

Peter D. Sutherland            Chairman of Goldman Sachs International and BP        Investor AB
Director                       Amoco p.l.c.; Director of ABB Ltd.,                   Arsenalsgatan 8c
(Irish)                        The Royal Bank of Scotland Group p.l.c. and           S-103 32
                               Telefonaktiebolaget LM Ericsson                       Stockholm, Sweden

Bjorn Svedberg                 Chairman of Eniro, Hi3G Access, K-World, Nefab,       Investor AB
Director                       Pyrosequencing, RKI (Denmark), Salcomp (Finland),     Arsenalsgatan 8c
(Swedish)                      Chalmers University of Technology and the Royal       S-103 32
                               Academy of Engineering Sciences (IVA);                Stockholm, Sweden
                               Director of Saab AB, the Knut and Alice Wallenberg
                               Foundation, Gambro, the Financial Supervisory
                               Authority and the Morgan Stanley Dean Witter
                               European Advisory Board

Michael Treschow               President and CEO of AB Electrolux;                   Investor AB
Director                       Chairman of the Swedish Trade Council;                Arsenalsgatan 8c
(Swedish)                      Director of Atlas Copco and the Center for Business   S-103 32
                               and Policy Studies                                    Stockholm, Sweden

Peter Wallenberg               Honorary Chairman                                     Investor AB
Director                       Chairman of the Knut and Alice Wallenberg             Arsenalsgatan 8c
(Swedish)                      Foundation; Honorary Chairman of Atlas Copco          S-103 32
                                                                                     Stockholm, Sweden

                                                                                                           Page 11 of 15


Name/Title/Citizenship         Principal Occupation                                  Business Address
----------------------         --------------------                                  ----------------

Borje Ekholm                   Executive Vice President,                             Investor Growth Capital, Inc.
Executive Vice President       New Investments, New York                             12 East 49th Street
(Swedish)                                                                            New York, N.Y. 10017

Lars Wedenborn                 Chief Financial Officer                               Investor AB
Chief Financial Officer &      and Executive Vice President                          Arsenalsgatan 8c
Executive Vice President                                                             S-103 32
(Swedish)                                                                            Stockholm, Sweden

Sven Nyman                     Executive Vice President                              Investor AB
Executive Vice President       Core Holdings                                         Arsenalsgatan 8c
(Swedish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

         To the best of the Reporting Persons' knowledge:

                  (a)      None of the above persons hold any Shares.

                  (b)      None  of  the  above  persons  has  any  contracts,   arrangements,   understandings  or
relationships with respect to the Shares.




                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------

A.             Joint Filing  Agreement,  dated as of June 1, 2001,  by
               and between  Investor AB and  Investor  Growth  Capital
               Limited................................................     13

B. Power of Attorney, dated December 13, 2000, granted by Investor AB in favor of Borje Ekholm, Henry Gooss and
               Michael Oporto.........................................     14

C. Power of Attorney, dated February 20, 2001, granted by Investor Growth Capital Limited in favor of Borje
               Ekholm, Henry Gooss and Michael Oporto.................     15